Exhibit 21

Subsidiaries of the Company

Jurisdiction of
Company	Incorporation or Organization
Canadian Hardinge Machine Tools, Ltd.	Canada
Hardinge China Limited	People’s Republic of China
Hardinge Machine Tools, Ltd.	United Kingdom
Hardinge, GmbH	Federal Republic of Germany
Hardinge Machine (Shanghai) Co., Ltd.	People’s Republic of China
HTT Hauser Tripet Tschudin, AG	Switzerland
L. Kellenberger & Co., AG	Switzerland
Hardinge Taiwan Precision Machinery Limited	Republic of China (Taiwan)